SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

07028157

RECEIVED

2007 NOV 20 P 4:05

[illegible]

15 November 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 14 November 2007 which we released to The Stock Exchange of Hong Kong Limited on 14 November 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr King Ho

F:\cherry\S'La Asia\PM contract with KPL\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

Connected transactions relating to the provision of project management services and project consultancy services

On 9 November 2007, KPDM and APM entered into the Project Management Services Agreements and the Project Consultancy Services Agreements, respectively, with the relevant members of the SA Group in relation to the provision of the Project Management Services by KPDM and the provision of the Project Consultancy Services by APM, respectively, to the relevant members of the SA Group in respect of the hotel development projects or, as the case may be, the office development project, undertaken by the SA Group in the PRC and Mongolia.

KGL is a substantial shareholder of KPL. SA and its subsidiaries are associates of KGL under the Listing Rules and are therefore connected persons of KPL. KGL is a substantial shareholder of SA. KPL and its subsidiaries are associates of KGL under the Listing Rules and are therefore connected persons of SA. Accordingly, each of the Project Management Services Agreements and the Project Consultancy Services Agreements constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the aggregate fees to be received by the KPL Group under the Project Management Services Agreements and the Project Consultancy Services Agreements of approximately HK$59,070,243 (US$7,611,974) exceed the 0.1% Threshold but are less than the 2.5% Threshold for KPL, the Project Management Services Agreements and the Project Consultancy Services Agreements are only subject to announcement and reporting requirements but are exempt from the independent shareholders' approval requirement under the Listing Rules as far as KPL is concerned.

As the aggregate fees payable by the SA Group under the Project Management Services Agreements and the Project Consultancy Services Agreements of approximately HK$59,070,243 (US$7,611,974) exceed the 0.1% Threshold but are less than the 2.5% Threshold for SA, the Project Management Services Agreements and the Project Consultancy Services Agreements are only subject to announcement and reporting requirements but are exempt from the independent shareholders' approval requirement under the Listing Rules as far as SA is concerned.

INTRODUCTION

On 9 November 2007, KPDM and APM entered into the Project Management Services Agreements and the Project Consultancy Services Agreements, respectively, with the relevant members of the SA Group in relation to the provision of the Project Management Services by KPDM and the provision of the Project Consultancy Services by APM, respectively, to the relevant members of the SA Group in respect of the hotel development projects or, as the case may be, the office development project, undertaken by the SA Group in the PRC and Mongolia.

PROJECT MANAGEMENT SERVICES AGREEMENTS

Major terms

The Project Management Services Agreements comprise the Baotou Project Management Services Agreement, the Huhhot Project Management Services Agreement, the Manzhouli Project Management Services Agreement, the Ningbo Project Management Services Agreement, the Ulaanbaatar Project Management Services Agreement and the Zhoushan Project Management Services Agreement. The major terms of the Project Management Services Agreements are set out below:

	Baotou Project Management Services Agreement	**Huhhot Project Management Services Agreement**	**Manzhouli Project Management Services Agreement**	**Ningbo Project Management Services Agreement**	**Ulaanbaatar Project Management Services Agreement**	**Zhoushan Project Management Services Agreement**
Date:	9 November 2007	9 November 2007	9 November 2007	9 November 2007	9 November 2007	9 November 2007
Parties:						
(1) Project owner	SA Baotou	SA Huhhot	SA Manzhouli	SA Ningbo	SA Ulaanbaatar	SA Zhoushan
(2) Project manager	KPDM	KPDM	KPDM	KPDM	KPDM	KPDM
Term of the agreement:	From the date of the agreement up to 31 July 2009 or such other date as agreed between the parties based on the project progress	From the date of the agreement up to 31 July 2009 or such other date as agreed between the parties based on the project progress	From the date of the agreement up to 30 June 2010 or such other date as agreed between the parties based on the project progress	From the date of the agreement up to 30 June 2010 or such other date as agreed between the parties based on the project progress	From the date of the agreement up to 31 March 2010	From the date of the agreement up to 30 June 2011 or such other date as agreed between the parties based on the project progress
Fees:	RMB3,301,000 (HK$3,438,542 or US$443,087)	RMB3,390,000 (HK$3,531,250 or US$455,034)	RMB3,226,000 (HK$3,360,417 or US$433,020)	RMB8,714,000 (HK$9,077,083 or US$1,169,664)	US$317,600 (HK$2,464,576)	RMB4,953,000 (HK$5,159,375 or US$664,832)
Payment Terms:	In accordance with the work completed or based on an agreed time schedule between the parties	In accordance with the work completed or based on an agreed time schedule between the parties	In accordance with the work completed or based on an agreed time schedule between the parties	In accordance with the work completed or based on an agreed time schedule between the parties	In accordance with the work completed or based on an agreed time schedule between the parties	By instalments, based on a fixed percentage of the total amount of fees for each of the project stages

The Project Management Services

The Project Management Services to be provided by KPDM to the relevant members of the SA Group under the Project Management Services Agreements encompass the following:

1. Overall project management of the relevant project, including the supervision of the on-site team and timely delivery of the project to the relevant member of the SA Group;

2. Project management in various stages of the relevant project, including the site acquisition stage, design stage, tender stage and post-contract stage;

3. Project costing;

4. Quality control and site management; and

5. Personnel and administration.

Conditions to the Project Management Services Agreements

The Project Management Services Agreements are unconditional and took effect upon the date of signing.

PROJECT CONSULTANCY SERVICES AGREEMENTS

Major terms

The Project Consultancy Services Agreements comprise the Guilin Project Consultancy Services Agreement, the Qingdao Project Consultancy Services Agreement and the Wenzhou Project Consultancy Services Agreement. The major terms of the Project Consultancy Services Agreements are set out below:

	Guilin Project Consultancy Services Agreement	**Qingdao Project Consultancy Services Agreement**	**Wenzhou Project Consultancy Services Agreement**
Date:	9 November 2007	9 November 2007	9 November 2007
Parties:			
(1) Project owner	SA Guilin	SA Qingdao	SA Wenzhou
(2) Consultant	APM	APM	APM
Term:	From the date of the agreement up to 31 March 2011 or such other date as agreed between the parties based on the project progress	From the date of the agreement up to 31 December 2009 or such other date as agreed between the parties based on the project progress	From the date of the agreement up to 30 June 2010 or such other date as agreed between the parties based on the project progress

Fees:	HK$11,294,000 (US$1,455,412)	HK$11,902,000 (US$1,533,763)	HK$8,843,000 (US$1,139,562)
Payment Terms:	By instalments, based on a fixed percentage of the total amount of fees for each of the project stages	In accordance with the work completed or based on an agreed time schedule between the parties	By instalments, based on a fixed percentage of the total amount of fees for each of the project stages

The Project Consultancy Services

The Project Consultancy Services to be provided by APM to the relevant members of the SA Group under the Project Consultancy Services Agreements encompass the following:

1. Overall consultancy services for the relevant project, including making professional recommendations to the on-site team and timely delivery of the project to the relevant member of the SA Group;

2. Provision of professional consultancy services in various stages of the relevant project, including the site acquisition stage, design stage, tender stage and post-contract stage;

3. Project costing;

4. Quality control and site management; and

5. Personnel and administration.

Conditions to the Project Consultancy Services Agreements

The Project Consultancy Services Agreements are unconditional and took effect upon the date of signing.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE PROJECT MANAGEMENT SERVICES AGREEMENTS AND THE PROJECT CONSULTANCY SERVICES AGREEMENTS

The entering into of the Project Management Services Agreements and the Project Consultancy Services Agreements will enable the SA Group to tap the extensive experience of the KPL Group in property development management and consultancy in the PRC. The provision of the Project Management Services and the Project Consultancy Services is also in line with the business strategy of the KPL Group to pursue the opportunities in the PRC to provide properties development management and consultancy services.

The terms of the Project Management Services Agreements and the Project Consultancy Services Agreements, including the fees payable under the Project Management Services Agreements and the Project Consultancy Services Agreements, were arrived at after an arm's length negotiation between the parties concerned. It is currently expected that the aggregate fees payable under the Project Management Services Agreements and the Project Consultancy Services Agreements of approximately HK$59,070,243 (US$7,611,974) will be funded from the internal resources of the SA Group or external bank loans, and the funding requirement will not have any material impact on the SA Group.

INFORMATION ABOUT KPDM, APM, THE KPL GROUP AND THE SA GROUP

Each of KPDM and APM is an indirect wholly-owned subsidiary of KPL. The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

SA Baotou, SA Huhhot, SA Manzhouli, SA Zhoushan, SA Guilin and SA Qingdao are each a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA.

SA Ningbo and SA Wenzhou are each a wholly foreign-owned enterprise established in the PRC and an indirect non wholly-owned subsidiary of SA and are owned by SA as to 95% and 75%, respectively. SA Ulaanbaatar is a limited liability company established in Mongolia and an indirect 60% owned subsidiary of SA.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement:-

(a) KGL is interested in 753,166,519 KPL Shares as disclosed under the SFO, representing approximately 53.09% of the existing issued share capital of KPL and is the controlling shareholder of KPL; and

(b) KGL is interested in 1,428,283,194 SA Shares as disclosed under the SFO, representing approximately 49.61% of the existing issued share capital of SA and is the controlling shareholder of SA.

KGL is a substantial shareholder of KPL. SA and its subsidiaries are associates of KGL under the Listing Rules and are therefore connected persons of KPL.

KGL is a substantial shareholder of SA. KPL and its subsidiaries are associates of KGL under the Listing Rules and are therefore connected persons of SA.

Accordingly, each of the Project Management Services Agreements and the Project Consultancy Services Agreements constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the aggregate fees to be received by the KPL Group under the Project Management Services Agreements and the Project Consultancy Services Agreements of approximately HK$59,070,243 (US$7,611,974) exceed the 0.1% Threshold but are less than the 2.5% Threshold for KPL, the Project Management Services Agreements and the Project Consultancy Services Agreements are only subject to announcement and reporting requirements but are exempt from the independent shareholders' approval requirement under the Listing Rules as far as KPL is concerned.

As the aggregate fees payable by the SA Group under the Project Management Services Agreements and the Project Consultancy Services Agreements of approximately HK$59,070,243

(US$7,611,974) exceed the 0.1% Threshold but are less than the 2.5% Threshold for SA, the Project Management Services Agreements and the Project Consultancy Services Agreements are only subject to announcement and reporting requirements but are exempt from the independent shareholders' approval requirement under the Listing Rules as far as SA is concerned.

The KPL Directors (including the Independent Non-executive KPL Directors) believe that the terms of the Project Management Services Agreements and the Project Consultancy Services Agreements are on normal commercial terms and are fair and reasonable and it is in the interests of KPL and the KPL Shareholders as a whole to enter into the Project Management Services Agreements and the Project Consultancy Services Agreements.

The SA Directors (including the Independent Non-executive SA Directors) believe that the terms of the Project Management Services Agreements and the Project Consultancy Services Agreements are on normal commercial terms and are fair and reasonable and it is in the interests of SA and the SA Shareholders as a whole to enter into the Project Management Services Agreements and the Project Consultancy Services Agreements.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, Chan Wai Ming, William, Qian Shaohua, William Winship Flanz#, Ku Moon Lun#, Lau Ling Fai, Herald# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Timothy David Dattels#, Wong Kai Man# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive Director*
@ *Non-executive Director*
# *Independent Non-executive Director*

DEFINITIONS

"0.1% Threshold"	the threshold set by Rule 14A.31(2) of the Listing Rules above which connected transactions will be subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules;
"2.5% Threshold"	the threshold set by Rule 14A.32 of the Listing Rules above which connected transactions will be subject to independent shareholders' approval requirement under Chapter 14A of the Listing Rules;
"APM"	Alpine Project Management Ltd., a limited liability company incorporated in Samoa and an indirect wholly-owned subsidiary of KPL;
"associate(s)"	have the meaning ascribed to it under the Listing Rules;
"Baotou Project Management Services Agreement"	an agreement dated 9 November 2007 between SA Baotou and KPDM pursuant to which KPDM shall provide the Project Management Services to SA Baotou in respect of the hotel development project of SA Baotou in Baotou, the Inner Mongolia, the PRC;

"connected person(s)"	have the meaning ascribed to it under the Listing Rules;
"controlling shareholder"	have the meaning ascribed to it under the Listing Rules;
"Guilin Project Consultancy Services Agreement"	an agreement dated 9 November 2007 between SA Guilin and APM pursuant to which APM shall provide the Project Consultancy Services to SA Guilin in respect of the hotel development project of SA Guilin in Guilin, the Guangxi Province, the PRC;
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Huhhot Project Management Services Agreement"	an agreement dated 9 November 2007 between SA Huhhot and KPDM pursuant to which KPDM shall provide the Project Management Services to SA Huhhot in respect of the hotel development project of SA Huhhot in Huhhot, the Inner Mongolia, the PRC;
"KGL"	Kerry Group Limited, a company incorporated in the Cook Islands, which holds as at the date of this announcement approximately 53.09% and 49.61% of the issued share capital of KPL and SA, as disclosed under the SFO, respectively;
"KPDM"	嘉里建設管理(上海)有限公司 (Kerry Properties Development Management (Shanghai) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Manzhouli Project Management Services Agreement"	an agreement dated 9 November 2007 between SA Manzhouli and KPDM pursuant to which KPDM shall provide the Project Management Services to SA Manzhouli in respect of the hotel development project of SA Manzhouli in Manzhouli, the Inner Mongolia, the PRC;

"Ningbo Project Management Services Agreement"	an agreement dated 9 November 2007 between SA Ningbo and KPDM pursuant to which KPDM shall provide the Project Management Services to SA Ningbo in respect of the hotel development project of SA Ningbo in Ningbo, the Zhejiang Province, the PRC;
"PRC"	The People's Republic of China;
"Project Consultancy Services"	have the meaning ascribed to it in the paragraph headed "The Project Consultancy Services" of this announcement;
"Project Consultancy Services Agreements"	the Guilin Project Consultancy Services Agreement, the Qingdao Project Consultancy Services Agreement and the Wenzhou Project Consultancy Services Agreement;
"Project Management Services"	have the meaning ascribed to it in the paragraph headed "The Project Management Services" of this announcement;
"Project Management Services Agreements"	the Baotou Project Management Services Agreement, the Huhhot Project Management Services Agreement, the Manzhouli Project Management Services Agreement, the Ningbo Project Management Services Agreement, the Ulaanbaatar Project Management Services Agreement and the Zhoushan Project Management Services Agreement;
"Qingdao Project Consultancy Services Agreement"	an agreement dated 9 November 2007 between SA Qingdao and APM pursuant to which APM shall provide the Project Consultancy Services to SA Qingdao in respect of the hotel development project of SA Qingdao in Qingdao, the Shandong Province, the PRC;
"RMB"	Renminbi, the lawful currency of the PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Baotou"	香格里拉大酒店(包頭)有限公司 (Shangri-La Hotel (Baotou) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Guilin"	香格里拉大酒店(桂林)有限公司 (Shangri-La Hotel (Guilin) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA;
"SA Huhhot"	香格里拉大酒店(呼和浩特)有限公司 (Shangri-La Hotel (Huhhot) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA;

"SA Manzhouli"	香格里拉大酒店(滿洲里)有限公司 (Shangri-La Hotel (Manzhouli) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA;
"SA Ningbo"	香格里拉大酒店(寧波)有限公司 (Shangri-La Hotel (Ningbo) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect 95% owned subsidiary of SA;
"SA Qingdao"	青島香格里拉大飯店有限公司 (Qingdao Shangri-La Hotel Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SA Ulaanbaatar"	Shangri-La Ulaanbaatar Limited, a limited liability company incorporated in Mongolia and an indirect 60% owned subsidiary of SA;
"SA Wenzhou"	香格里拉大酒店(溫州)有限公司 (Shangri-La Hotel (Wenzhou) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect 75% owned subsidiary of SA;
"SA Zhoushan"	香格里拉大酒店(舟山)有限公司 (Shangri-La Hotel (Zhoushan) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC and an indirect wholly-owned subsidiary of SA;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"substantial shareholder"	have the meaning ascribed to it under the Listing Rules;
"Ulaanbaatar Project Management Services Agreement"	an agreement dated 9 November 2007 between SA Ulaanbaatar and KPDM pursuant to which KPDM shall provide the Project Management Services to SA Ulaanbaatar in respect of the office development project of SA Ulaanbaatar in Ulaanbaatar, Mongolia;
"US$"	United States Dollars, the lawful currency of the United States of America;
"Wenzhou Project Consultancy Services Agreement"	an agreement dated 9 November 2007 between SA Wenzhou and APM pursuant to which APM shall provide the Project Consultancy Services to SA Wenzhou in respect of the hotel development project of SA Wenzhou in Wenzhou, the Zhejiang Province, the PRC;
"Zhoushan Project Management Services Agreement"	an agreement dated 9 November 2007 between SA Zhoushan and KPDM pursuant to which KPDM shall provide the Project Management Services to SA Zhoushan in respect of the hotel development project of SA Zhoushan in Zhoushan, the Zhejiang Province, the PRC; and

"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ and US$ at the rates of RMB0.96 = HK$1 and RMB7.45 = US$1 for illustration purposes.

Amounts denominated in US$ in this announcement have been converted into HK$ at the rate of US$1 = HK$7.76 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 14 November 2007

* *For identification purposes only*

END